

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2011

David Ben Bassat
Chief Executive Officer & Chief Financial Officer
Southern States Sign Company
7231 S. Eastern Ave., Suite B-127
Las Vegas, NV 89119

> **Re:** **Southern States Sign Company**
> **Registration Statement on Form S-1**
> **Filed January 25, 2011**
> **File No. 333-171842**

Dear Mr. Ben Bassat:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Your disclosure indicates that you are a development stage company that intends to engage in the business of constructing billboards and selling advertising space. We note that you have had no operations, sales or revenues since inception. In view of the foregoing, it appears that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or explain why Rule 419 does not apply. In either case, please revise your disclosure to state whether or not you have any plans, arrangements, commitments or understandings to engage in a merger with or acquisition of another company.

David Ben Bassat
Southern States Sign Company
February 17, 2011
Page 2

Prospectus Cover Page

2. We note your statement that you intend to apply for quotation on the OTCBB. Please
revise your disclosure throughout the registration statement to state that, although you
intend to apply for quotation on the OTCBB, there is no guarantee that a market
maker will agree to file an application on your behalf, and that even if an application
is filed, there is no guarantee that you will be accepted for quotation. Also, please
revise your disclosure throughout the registration statement to clarify that your stock
may become quoted, rather than traded, on the OTCBB.

Risk Factors, page 6

3. We note that your property leases limit the types of advertisers you can target. In this
regard, Section E provides that you "…shall not place advertisement that is in direct
competition with any business on the premises, such as competitive fast food
restaurants, etc." With a view toward disclosure, please tell us the types of businesses
located on the premises at your leased properties. Please also tell us what
consideration you gave to including risk factor disclosure of this contractual
restriction.

Risks Related to This Offering, page 9

4. We note your statement in the second risk factor in this section that "[t]he outstanding
shares of common stock covered by this prospectus represent 30.78% of the common
shares issued and outstanding." However, in the prospectus summary section you
state that you are registering three million shares for resale and have 18 million shares
outstanding, which represents 17% of your outstanding shares. Please revise or
advise.

Selling Shareholders, page 12

5. Please identify the natural holders(s) of Family Paralegal Services and any selling
security holder that is not a natural person, such as Scooterville, Great Basin
Taxidermy, etc. and disclose whether they are a broker-dealer or are affiliated with a
broker-dealer. We also note that Family Paralegal Services is listed twice in this
table. Please revise or advise. We may have further comment upon reviewing your
response.

6. Please revise your disclosure to describe the relationship(s) between Robert M. Fisk,
Dunia Fisk, Fisk Family Trust and Robert M. Fisk & Dunia Fisk JTEN, and identify
the natural holder(s) with disposition and voting power over Fisk Family Trust and
Robert M. Fisk and Dunia Fisk JTEN. Where appropriate, aggregate the number of
securities held by each individual with disposition and voting power over the
securities.

Plan of Distribution, page 13

> 7. In this section, please discuss or reference the "penny stock" restrictions on your shares, as you have in your Risk Factors section on page ten and your Market for Common Equity and Stockholder Matters section on page 24.

Description of Business, page 18

Billboards, page 18

> 8. Please revise your disclosure to state, if true, that although you describe four different types of billboards, that you intend to focus on "traditional" billboards. In this regard, we note your statement in the last paragraph on page 20 that "[you] plan to pursue the construction of a standard billboard sign." Alternatively, please remove the descriptions of mechanical, digital, and mobile billboards, or explain the relevance of these types of billboards to your business plan.

Our Planned Products and Anticipated Sources of Revenue, page 20

> 9. Please revise your disclosure to describe your strategy for identifying advertisers to lease space on your prospective billboard. Please also disclose whether you plan to secure an advertiser prior to commencing construction or if you intend to construct the billboard on a speculative basis.

> 10. We note your statement that "[b]oth site leases are for a twenty year term beginning December 19, 2010 and are conditional upon [your] obtaining local governmental approval for the erection of a billboard sign on the site." Please revise your disclosure to state, if true, that your rent payment obligations and the 20-year lease period do not begin until a billboard has been constructed on your site. In this regard, we note the statements in your lease agreements provided as Exhibits 10.1 and 10.2 to this filing that "the Term of this Lease shall continue for an initial term of Twenty (20) years from the first day of the month following the date of which construction of the sign(s) is completed." Please also make any applicable revisions to your Description of Property section on page 23.

> 11. We note your statements in the penultimate paragraph on page 20 that "management estimates that the I-15 freeway site location has the potential to generate approximately $45,000 to $60,000 per month in advertising space rental revenue" and that the "13000 Las Vegas Boulevard South site location has the potential to generate approximately $12,000 per month in advertising space rental revenue." Please disclose whether this information is based solely upon management's belief and provide an explanation for the basis of such belief. If the information is based upon industry data, reports, articles or any other source, please disclose the source of the

information in your filing and provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

12. With a view toward disclosure, please also tell us whether billboards generally are leased on a short- or long-term basis and whether the monthly rent varies based on the length of the lease and/or type of billboard and your plans in this regard.

13. At the bottom of page 20 you disclose that you "will pursue local regulatory approval for one of these lease sites" and that you plan to pursue construction of a "standard" billboard on the site. Please revise your disclosure in this paragraph and elsewhere, as appropriate, to clarify the following:

- if known, please disclose whether you will pursue local regulatory approval for the I-15 site or the Las Vegas Boulevard site; and

- whether the "standard" billboard you plan to construct will be a traditional, mechanical or digital billboard or some other type of billboard and the number of advertisements it will be able display.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

14. We note your plan to spend approximately $30,000 toward the implementation of your business plan over the course of the current fiscal year, which exceeds your current cash on hand. We further note that you have not generated cash from operations since your incorporation. Given these negative trends, tell us what consideration you gave to providing disclosure on management's conclusion with respect to your ability to continue as a going concern for a reasonable period of time.

Operating Budget for Fiscal Year Beginning December 1, 2010, page 27

15. We note your disclosure under this heading that you expect to incur $15,000 in consulting and legal fees during your current fiscal year. We also note your disclosure in your Statement of Operations provided on page F-3 that you have incurred $35,212 in consulting fees in the period from inception through November 30, 2010. Please disclose the names of your consultant(s) and the amounts paid to each consultant. Also briefly describe the nature of the consulting agreement(s) and file the agreement(s) as an exhibit to your registration statement. Refer to Item 601 of Regulation S-K.

Local Approval Process, page 27

16. Please revise your disclosure to provide additional detail regarding the regulatory approval process required for the construction of billboards on your leased premises.

Within this discussion, please disclose each step in the process, whether you have begun any of these steps, and the anticipated costs associated with each step. In this regard, we note your statement in the last risk factor on page six that "our initial attempt to secure regulatory approval for a billboard site, undertaken in 2008-09, was not successful." Please briefly describe why this initial effort was unsuccessful, and disclose the way in which you will attempt to ensure that the problems which arose in 2008-2009 are not a barrier to gaining regulatory approval in the future.

17. We note your disclosure in the first paragraph under this heading that you have budgeted approximately $20,000 during the current fiscal year for expenses related to the approval process for one of your leased sites. In the table on page 27, you disclose that you have budgeted $15,000 for consulting and legal related to local signage approval process. Please revise or advise.

18. In the last paragraph on page 27, you disclose that you intend to pursue "conditional leases" on several additional sites in the Las Vegas area. Please revise to clarify what you mean be the term "conditional lease."

Liquidity and Capital Resources, page 29

19. We note the last paragraph on this page which states that you require approximately $90,000 of additional capital in order to construct your billboard. Please revise your disclosure to provide an approximate breakdown of these costs, and provide a timeline as to when you expect these costs to arise. We also note that you currently do not have any formal commitments or arrangements for additional financing. Please revise your disclosure to state the course of action you will take if you are able to obtain partial financing, but cannot secure the full $90,000 that you anticipate you will need. If true, please state that if you are unable to obtain additional financing, your business may fail.

Directors and Executive Officers, page 30

20. We note your statements on this page that "[your] executive officers and directors and their respective ages as of January 24, 2011 are as follows" and that "[you] have no significant employees other than [your] officers and directors." Please revise your references to multiple officers and directors here, and throughout the registration statement, to make it clear that Mr. Ben Bassat is the sole officer and director of your company.

21. Please disclose Mr. Ben Bassat's employment during the past five years, including the name of his employer and the principal line of business of each employer. If Mr. Ben Bassat is self-employed, please state this fact. Refer to Item 401(e) of Regulation S-K.

Certain Relationships and Related Transactions, page 34

     22. We note your disclosure in Note 4 - Commitments and Contingencies on page F-9 that Mr. Ben Bassat is involved in other business activities and will likely be involved in other business activities in the future. Please revise your disclosure to include a description of Mr. Ben Bassat's other business activities and disclose any potential conflicts of interest that may arise from these business activities and how such conflicts would be resolved.

Dealer Prospectus Delivery Obligation, page 34

     23. Please relocate the disclosure under this heading to the inside front cover page of the prospectus. Refer to Item 2 of Form S-1 and Item 502 of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities, page 36

     24. It does not appear that you filed notifications on Form D with respect to the sales you made pursuant to Rule 504 of Regulation D. Please advise.

Item 16. Exhibits, page 37

     25. Please file the form of subscription agreement for each of the private placements through which the selling stockholders acquired their shares.

Exhibits 10.1 and 10.2, page 37

     26. Both of your leases refer throughout not only to the parcel owners and the company, but also to an apparent third party, Empire. Please explain to us who Empire is and its involvement in your business, if any. We note, for example, that Empire is obligated to notify the owner of the sign completion date.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3725 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

H. Christopher Owings
Assistant Director

cc: Joe Laxague, Esq.
        Cane Clark LLP